UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Other news
2.	Summary of proceedings
3.	Consolidated Scrutinizer’s Report

OTHER NEWS

Subject:  Disclosure under Indian Listing Regulations – Outcome of Thirty-First Annual General Meeting

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the below announcement to the Indian stock exchanges:

The Thirty-First Annual General Meeting of the Members of ICICI Bank Limited was held on Saturday, August 30, 2025 at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means.

We hereby submit the below mentioned documents:

1.	Summary of proceedings of the Thirty-First Annual General Meeting as required under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (Listing Regulations); and

2.	Consolidated Scrutinizer’s Report issued pursuant to the applicable provisions of the Companies Act, 2013 and rules made thereunder.

The voting results in the format prescribed under Regulation 44 of the Listing Regulations will be submitted in XBRL mode.

Request you to take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Summary of proceedings of the Thirty-First Annual General Meeting of ICICI Bank Limited (the Bank/Company) held on Saturday, August 30, 2025

The Thirty-First Annual General Meeting (AGM) of the Members of the Bank was held on Saturday, August 30, 2025 at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Mr. Pradeep Kumar Sinha, Non-Executive (part-time) Chairperson of the Bank, chaired the Meeting.

The following Directors and Key Managerial Personnel were present:

1.	Mr. Pradeep Kumar Sinha, Independent Director, Non-Executive (part-time) Chairperson and Chairperson of the Corporate Social Responsibility Committee
2.	Ms. Neelam Dhawan, Non-Executive Independent Director and Chairperson of the Board Governance, Remuneration & Nomination Committee;
3.	Mr. Radhakrishnan Nair, Non-Executive Independent Director and Chairperson of the Fraud Monitoring Committee;
4.	Mr. S. Madhavan, Non-Executive Independent Director and Chairperson of the Audit Committee;
5.	Ms. Vibha Paul Rishi, Non-Executive Independent Director and Chairperson of the Stakeholders Relationship Committee and Customer Service Committee;
6.	Mr. Rohit Bhasin, Non-Executive Independent Director and Chairperson of the Risk Committee;
7.	Mr. Punit Sood, Non-Executive Independent Director;
8.	Mr. Sandeep Bakhshi, Managing Director & Chief Executive Officer;
9.	Mr. Sandeep Batra, Executive Director;
10.	Mr. Rakesh Jha, Executive Director;
11.	Mr. Ajay Kumar Gupta, Executive Director;
12.	Mr. Anindya Banerjee, Group Chief Financial Officer; and
13.	Ms. Prachiti Lalingkar, Company Secretary

Mr. B. Sriram, Independent Director of the Bank was unable to attend the AGM due to unavoidable prior commitments.

The authorised representatives of M/s. B S R & Co. LLP, Chartered Accountants, M/s. C N K & Associates LLP, Chartered Accountants, M/s. Alwyn Jay & Co., Company Secretaries and M/s. Parikh Parekh & Associates, Company Secretaries were also present at the AGM.

The requisite quorum being present, the Chairperson declared the Meeting to be in order and welcomed the Members.

The Chairperson informed the Members that as required under Regulation 13 of the Securities and Exchange Board of India (Share Based Employee Benefits and Sweat Equity) Regulations, 2021, a certificate from M/s. Alwyn Jay & Co., Secretarial Auditor of the Bank for FY2025, stating that the Employees Stock Option Scheme 2000 and Employees Stock Unit Scheme 2022 of the Bank had been implemented in accordance with the said regulations, was obtained by the Bank and was available for inspection.  He further informed that the statutory registers as required under the Companies Act, 2013 (“CA2013”), Auditors Report, Secretarial Audit Report and the documents referred in the Notice of AGM dated July 19, 2025 were open for inspection.

With the consent of the Members present, the Notice convening the Thirty-First AGM was taken as read.

The Chairperson informed the Members that there were no qualifications, observations or comments or other remarks in the Auditors’ Report on the financial transactions or matters, which have any adverse effect on the functioning of the Company.

The Chairperson also informed the Members that there were no qualifications, observations or comments or other remarks in the Secretarial Audit Report which have any material adverse effect on the functioning of the Company.

The Managing Director & Chief Executive Officer made a presentation to the Members of the Bank.

The Chairperson then invited the Members to express their views/ask questions pertaining to the Agenda of the Meeting.

Mr. Sandeep Bakhshi provided requisite clarification and information on the various queries raised by the Members.

The Chairperson informed the Members that pursuant to the provisions of Section 108 of the CA2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations & Disclosure Requirements) Regulations, 2015 (as amended), the Bank had extended the remote e-voting facility to the Members of the Bank in respect of the business to be transacted at the AGM. The Chairperson further informed that the remote e-voting facility had commenced on Tuesday, August 26, 2025 (9:00 a.m. IST) and ended on Friday, August 29, 2025 (5:00 p.m. IST). The Chairperson also informed that the Members holding shares as on the cut-off date i.e. August 23, 2025 and who had not cast their vote by remote e-voting could exercise their right to cast their votes through e-voting which would remain open for fifteen minutes.

The Chairperson informed the Members that Ms. Vinita Nair of Vinod Kothari & Company, Practicing Company Secretaries was appointed as the scrutinizer for the remote e-voting prior to the AGM and for e-voting during the AGM.

The Chairperson authorised any Executive Director or the Company Secretary of the Bank to declare the voting results.

The Chairperson then thanked the Members for their support and co-operation and declared the Meeting as closed at 1:26 p.m. IST.

The following items of business were transacted through remote e-voting and through e-voting during the AGM:

Ordinary Business:

1.	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2025.

2.	Declaration of dividend on equity shares for the year ended March 31, 2025.

3.	Re-appointment of Mr. Sandeep Batra as a Director (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment.

4.	Re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank.

5.	Re-appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank.

Special Business:

6.	Appointment of M/s. Parikh Parekh & Associates, Company Secretaries (Firm Unique Code: P1987MH010000) as Secretarial Auditor of the Bank, to hold office for a term of five consecutive years, with effect from the financial year ending March 31, 2026 till the financial year ending March 31, 2030.

7.	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.

8.	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.

9.	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank.

10.	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank.

11.	Re-appointment of Mr. Sandeep Batra (DIN: 03620913), as a Whole-time Director (designated as Executive Director) of the Bank, for a period of two years with effect from December 23, 2025.

12.	Modification of earlier approved Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with Related Party for FY2026.

13.	Material Related Party Transactions for purchase of additional shareholding of upto 2% of ICICI Prudential Asset Management Company Limited by the Bank.

14.	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2026.

15.	Material Related Party Transactions for (i) Investment in securities issued by the Related Parties (ii) Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties) by the Bank for FY2027.

16.	Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Party for FY2027.

17.	Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2027.

18.	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Parties for FY2027.

19.	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Parties for FY2027.

20.	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2027.

21.	Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2027.

22.	Material Related Party Transactions for providing grant by the Bank to the Related Party for undertaking Corporate Social Responsibility (CSR) projects/activities of the Bank for FY2027.

23.	Material Related Party Transactions by ICICI Prudential Life Insurance Company Limited, Subsidiary of the Bank for FY2027.

24.	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2027.

Basis the consolidated Scrutinizer’s report dated August 30, 2025, all resolutions as set out in the Notice of the AGM dated July 19, 2025 have been  passed by the Members with requisite majority.

VINOD KOTHARI & COMPANY

Practicing Company Secretaries

403 – 406, Shreyas Chambers, 175, Dr. D. N. Road,

Fort, Mumbai – 400 001, India

Phone: 022 - 40056953| 022 – 6237 0959

Email: corplaw@vinodkothari.com

 Web: www.vinodkothari.com

August 30, 2025

To,

The Chairperson,

ICICI Bank Limited

ICICI Bank Tower,

Near Chakli Circle,

Old Padra Road,

Vadodara, Gujarat- 390007

Sub: Consolidated Scrutinizer's Report on remote e-voting and e-voting carried out, pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 for the 31st Annual General Meeting ("AGM") of the Equity shareholders of ICICI Bank Limited ("Bank") held on Saturday, 30th August, 2025 at 11:00 a.m. through Video Conferencing /Other Audio Visual Means (“VC/OAVM”).

Dear Sir,

1.	I, Vinita Nair, Joint Managing Partner of Vinod Kothari & Company, Practicing Company Secretaries, (Membership No. FCS 10559/C.P. No. 11902) have been appointed as the Scrutinizer by the Board of Directors of the Bank at its meeting held on June 27, 2025 for the purpose of scrutinizing the remote e-voting prior to the AGM and e-voting during the AGM, pursuant to the Notice dated July 19, 2025 issued under Section 96, Section 108 and other applicable provisions, if any, of the Companies Act, 2013 (Act”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force) read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (“Rules”), as amended from time to time, read with General Circular General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs (“MCA”) (hereinafter collectively referred to as (“MCA Circulars”) and as per Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“Listing Regulations”) (including any statutory modification(s) or re-enactment(s) thereof, for the time being in force), to transact the following ordinary and special businesses as contained in the Notice of the AGM.

2.	In terms of Regulation 44 of the Listing Regulations and pursuant to Section 108 of the Act read with Rule 20 of the Rules in connection with all resolutions proposed at the 31st AGM, the Bank has availed services of National Securities Depository Limited (“NDSL”) and provided remote e-voting facility prior to the AGM and e-voting facility during the AGM to the equity shareholders of the Bank who could not vote earlier through remote e-voting facility provided by the Bank.

Kolkata: B42, Metropolitan Cooperative Housing Society, Kolkata 700105
Delhi: Nukleus, 501 & 501A, 5th Floor, Salcon Rasvilas, District Centre, Saket, Delhi 110 017
Bengaluru: 4, Union Street, Infantry Rd, Shivaji Nagar, Bengaluru, Karnataka 560001

3.	The Notice dated July 19, 2025 along with statement setting out material facts under Section 102 of the Act in respect of the businesses mentioned in the Notice and the Annual Report 2024-25, as confirmed by the Bank, was sent via e-mail to those Members whose e-mail addresses were registered with the Bank/Depository Participants. Additionally, a letter containing the web-link and QR code for accessing the Notice of the AGM and Annual Report 2024-25 was sent to those Members whose email addresses were not registered with the Bank/Depository Participants.

4.	The shareholders of the Bank holding shares as on Saturday, August 23, 2025 (“Cut-off Date”) were entitled to vote on the businesses as contained in the Notice. The voting period for remote e-voting commenced on Tuesday, August 26, 2025 at 09:00 a.m. IST and ended on Friday, August 29, 2025 at 05:00 p.m. IST and the NSDL e-voting module was disabled thereafter. The NSDL e-voting platform was re-opened during the AGM for those members who had not cast their votes on the businesses as contained in the Notice through remote e-voting. The votes cast under remote e-voting facility and e-voting during the AGM were thereafter unblocked in the presence of two witnesses, viz., Ms. Palak Jaiswani and Ms. Heta Mehta, being Manager and Senior Executive of Vinod Kothari & Company, Practicing Company Secretaries. These witnesses are not in the employment of the Bank.

5.	I have scrutinized and reviewed the votes cast through remote e-voting and e-voting during the AGM based on the data downloaded from the NSDL e-voting system and have maintained a register in which necessary entries have been made in accordance with the Rules, as amended.

6.	The management of the Bank is responsible to ensure compliance with the requirements of the Act, Rules and the MCA Circulars and the Listing Regulations relating to remote e-voting and e-voting during the AGM on the businesses as contained in the Notice.

7.	My responsibility as the Scrutinizer was restricted to scrutinize the e-voting process, in a fair and transparent manner and to prepare a Consolidated Scrutinizer's Report of the votes cast “IN FAVOUR” and “AGAINST” the businesses stated in the Notice, based on the reports generated from the NSDL e-voting system.

8.	For those Members whose email IDs were not available, a Public Notice with regard to the Bank’s Annual General Meeting was published on August 6, 2025 in Financial Express (all editions), Business Standard (all editions), Indian Express (Vadodara edition) and on August 7, 2025 in Vadodara Samachar, inter-alia providing requisite information along with a web-link and QR code for accessing the Notice of the AGM and Annual Report 2024-25 and contact details for registering email IDs and queries on e-voting.

9.	Pursuant to Regulation 23 of the Listing Regulations, voting by a related party of the Bank to approve Resolution Nos. 12 to 24 proposed in the AGM Notice have not been taken into consideration and regarded as invalid votes.

10.	I, now submit my Scrutinizer Report on the results of the voting through the e-voting process in respect of the following:

Continuation Sheet

Sr. No.	Type	Description of Resolution
Ordinary Business
1.	Ordinary	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2025 together with the Reports of the Directors and Auditors thereon.
2.	Ordinary	Declaration of dividend on equity shares for the year ended March 31, 2025
3.	Ordinary	Re-appointment of Mr. Sandeep Batra as a Director (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment.
4.	Ordinary	Re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank
5.	Ordinary	Re-appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank
Special Business
6.	Ordinary	Appointment of M/s. Parikh Parekh & Associates, Companies Secretaries (Firm Unique Code: P1987MH010000) as Secretarial Auditor of the Bank, to hold office for a term of five consecutive years, with effect from the financial year ending March 31, 2026 till the financial year ending March 31, 2030.
7.	Ordinary	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank.
8.	Ordinary	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank.
9.	Ordinary	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank
10.	Ordinary	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank
11.	Ordinary	Re-appointment of Mr. Sandeep Batra (DIN: 03620913) as a Whole-time Director (designated as Executive Director) of the Bank, for a period of two years with effect from December 23, 2025
12.	Ordinary	Modification of earlier approved Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Party for FY2026
13.	Ordinary	Material Related Party Transactions for purchase of additional shareholding of upto 2% of ICICI Prudential Asset Management Company Limited by the Bank
14.	Ordinary	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2026
15.	Ordinary	Material Related Party Transactions for (i) Investment in securities issued by the Related Parties (ii) Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties) by the Bank for FY2027
16.	Ordinary	Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Party for FY2027

Continuation Sheet

Sr. No.	Type	Description of Resolution
17.	Ordinary	Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2027
18.	Ordinary	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Parties for FY2027
19.	Ordinary	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Parties for FY2027
20.	Ordinary	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2027
21.	Ordinary	Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2027
22.	Ordinary	Material Related Party Transactions for providing grant by the Bank to the Related Party for undertaking Corporate Social Responsibility (CSR) projects/activities of the Bank for FY2027
23.	Ordinary	Material Related Party Transactions by ICICI Prudential Life Insurance Company Limited, Subsidiary of the Bank for FY2027
24.	Ordinary	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2027

Continuation Sheet

ORDINARY BUSINESS:

Resolution 1: Ordinary Resolution

Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2025 together with the Reports of the Directors and the Auditors thereon

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7300	4809792087
E-voting during the AGM	4	130720
Total	7304	4809922807	99.5072

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	96	23819760
E-voting during the AGM	0	0
Total	96	23819760	0.4928

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 2: Ordinary Resolution

Declaration of dividend on equity shares for the year ended March 31, 2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7322	4838280031
E-voting during the AGM	4	130720
Total	7326	4838410751	99.9998

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	66	9327
E-voting during the AGM	0	0
Total	66	9327	0.0002

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 3: Ordinary Resolution

Re-appointment of Mr. Sandeep Batra as a Director (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7056	4762022961
E-voting during the AGM	4	130720
Total	7060	4762153681	98.4294

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	301	75987177
E-voting during the AGM	0	0
Total	301	75987177	1.5706

(ii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 4: Ordinary Resolution

Re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7084	4802598496
E-voting during the AGM	4	130720
Total	7088	4802729216	99.2626

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	287	35679644
E-voting during the AGM	0	0
Total	287	35679644	0.7374

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 5: Ordinary Resolution

Re-appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7078	4801801812
E-voting during the AGM	4	130720
Total	7082	4801932532	99.2460

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	283	36479981
E-voting during the AGM	0	0
Total	283	36479981	0.7540

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

SPECIAL BUSINESS:

Resolution 6: Ordinary Resolution

Appointment of M/s. Parikh Parekh & Associates, Companies Secretaries (Firm Unique Code: P1987MH010000) as Secretarial Auditor of the Bank, to hold office for a term of five consecutive years, with effect from the financial year ending March 31, 2026 till the financial year ending March 31, 2030

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7080	4798221412
E-voting during the AGM	4	130720
Total	7084	4798352132	99.2620

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	268	35674911
E-voting during the AGM	0	0
Total	268	35674911	0.7380

(ii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 7: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7029	4823405920
E-voting during the AGM	4	130720
Total	7033	4823536640	99.6955

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	322	14732509
E-voting during the AGM	0	0
Total	322	14732509	0.3045

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 8: Ordinary Resolution

Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7012	4823498522
E-voting during the AGM	4	130720
Total	7016	4823629242	99.6972

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	343	14648667
E-voting during the AGM	0	0
Total	343	14648667	0.3028

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 9: Ordinary Resolution

Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7018	4823491272
E-voting during the AGM	4	130720
Total	7022	4823621992	99.6973

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	332	14647348
E-voting during the AGM	0	0
Total	332	14647348	0.3027

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 10: Ordinary Resolution

Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7014	4823397931
E-voting during the AGM	4	130720
Total	7018	4823528651	99.6955

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	333	14733073
E-voting during the AGM	0	0
Total	333	14733073	0.3045

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 11: Ordinary Resolution

Re-appointment of Mr. Sandeep Batra (DIN: 03620913) as a Whole-time Director (designated as Executive Director) of the Bank, for a period of two years with effect from December 23, 2025

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7075	4791651835
E-voting during the AGM	4	130720
Total	7079	4791782555	99.0418

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	276	46356733
E-voting during the AGM	0	0
Total	276	46356733	0.9582

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	NIL	NIL
E-voting during the AGM	NIL	NIL
Total	NIL	NIL

Continuation Sheet

Resolution 12: Ordinary Resolution

Modification of earlier approved Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Party for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7181	4836288426
E-voting during the AGM	4	130720
Total	7185	4836419146	99.9991

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	141	45644
E-voting during the AGM	0	0
Total	141	45644	0.0009

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 13: Ordinary Resolution

Material Related Party Transactions for purchase of additional shareholding of upto 2% of ICICI Prudential Asset Management Company Limited by the Bank

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7190	4836304921
E-voting during the AGM	4	130720
Total	7194	4836435641	99.9993

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	142	33968
E-voting during the AGM	0	0
Total	142	33968	0.0007

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 14: Ordinary Resolution

Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2026

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7186	4836325459
E-voting during the AGM	4	130720
Total	7190	4836456179	99.9993

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	139	32650
E-voting during the AGM	0	0
Total	139	32650	0.0007

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 15: Ordinary Resolution

Material Related Party Transactions for (i) Investment in securities issued by the Related Parties (ii) Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties) by the Bank for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7177	4836332445
E-voting during the AGM	4	130720
Total	7181	4836463165	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	150	37688
E-voting during the AGM	0	0
Total	150	37688	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 16: Ordinary Resolution

Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Party for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7158	4836317821
E-voting during the AGM	4	130720
Total	7162	4836448541	99.9991

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	163	41571
E-voting during the AGM	0	0
Total	163	41571	0.0009

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 17: Ordinary Resolution

Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7166	4836321142
E-voting during the AGM	4	130720
Total	7170	4836451862	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	157	40449
E-voting during the AGM	0	0
Total	157	40449	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 18: Ordinary Resolution

Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Parties for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7167	4836287704
E-voting during the AGM	4	130720
Total	7171	4836418424	99.9993

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	152	35772
E-voting during the AGM	0	0
Total	152	35772	0.0007

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 19: Ordinary Resolution

Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Parties for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7160	4836318399
E-voting during the AGM	4	130720
Total	7164	4836449119	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	153	38543
E-voting during the AGM	0	0
Total	153	38543	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 20: Ordinary Resolution

Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7169	4836321844
E-voting during the AGM	4	130720
Total	7173	4836452564	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	148	39437
E-voting during the AGM	0	0
Total	148	39437	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 21: Ordinary Resolution

Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7177	4836324199
E-voting during the AGM	4	130720
Total	7181	4836454919	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	143	37359
E-voting during the AGM	0	0
Total	143	37359	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 22: Ordinary Resolution

Material Related Party Transactions for providing grant by the Bank to the Related Party for undertaking Corporate Social Responsibility (CSR) projects/activities of the Bank for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7173	4836298378
E-voting during the AGM	4	130720
Total	7177	4836429098	99.9992

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	146	37346
E-voting during the AGM	0	0
Total	146	37346	0.0008

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 23: Ordinary Resolution

Material Related Party Transactions by ICICI Prudential Life Insurance Company Limited, Subsidiary of the Bank for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7182	4836336369
E-voting during the AGM	4	130720
Total	7186	4836467089	99.9993

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	141	35435
E-voting during the AGM	0	0
Total	141	35435	0.0007

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

Resolution 24: Ordinary Resolution

Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2027

(i)	Voted in favour of the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	7185	4836325346
E-voting during the AGM	4	130720
Total	7189	4836456066	99.9993

(ii)	Voted against the resolution:

Particulars of Voting	Number of members voted	Number of valid votes cast by them	% of Total number of valid votes cast
Remote e-voting	145	35003
E-voting during the AGM	0	0
Total	145	35003	0.0007

(iii)	Invalid votes:

Particulars of Voting	Number of members voted	Number of votes declared invalid
Remote e-voting	1	681005
E-voting during the AGM	0	0
Total	1	681005

Continuation Sheet

11.	Percentage have been taken upto four decimal places.

12.	In view of the above scrutiny, I hereby certify that all the above Resolutions have been passed with requisite majority on August 30, 2025.

13.	The electronic data and all other relevant records relating to voting by electronic means are under my safe custody and will be handed over after the Chairperson considers, approves and signs the minutes of the AGM, to Ms. Prachiti Lalingkar, Company Secretary, for safe keeping.

Date: August 30, 2025 Place: Mumbai Countersigned	For Vinod Kothari & Company Practicing Company Secretaries Firm Registration No.: P1996WB042300
/s/ Prachiti Lalingkar	/s/ Vinita Nai
Prachiti Lalingkar Company Secretary ICICI Bank Limited ACS: 20744	Vinita Nair Joint Managing Partner FCS: 10559 COP: 11902 UDIN: F010559G001123000

Continuation Sheet

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 30, 2025	By:	/s/ Prachiti Lalingkar
			Name :	Prachiti Lalingkar
			Title :	Company Secretary

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India